UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IM CANNABIS CORP.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

44969Q208
(CUSIP Number)

Oren Shuster
IM Cannabis Corp.
550 Burrard Street, Suite 2300
Vancouver, British Columbia V6C 2B5
(408) 672-5610

Copy to:
Richard Raymer
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1
(416) 367-7370
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44969Q208

1	NAMES OF REPORTING PERSONS Oren Shuster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,664,837
	8	SHARED VOTING POWER 1,535
	9	SOLE DISPOSITIVE POWER 9,664,837
	10	SHARED DISPOSITIVE POWER 1,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,666,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

____________________

(1)   The percentages used herein are calculated based upon 67,838,041 outstanding shares of the Issuer as of November 15, 2021

CUSIP No. 44969Q208

Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Shares, no par value per share (the "Shares")

(b) Name of Issuer:

IM Cannabis Corp. (the "Issuer")

(c) Address of Issuer's Principal Executive Offices:

Kibbutz Glil Yam, Central District, Israel, 4690500

Item 2. Identity and Background

(a) Name of Reporting Person:

Oren Shuster ("Reporting Person")

(b) Principal Business Address:

The principal business address of the Reporting Person is:

500 Burrard Street, Suite 2300
Vancouver, British Columbia V6C 2B6 Canada

(c) Occupation, Employment and Other Information:

The reporting person is the Chief Executive Officer and a director of the Issuer.

(d) Criminal convictions:

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil proceedings:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

The Reporting Person is an Israeli citizen.

Item 3. Source and Amount of Funds or Other Consideration:

The Reporting Person held 9,133,602 common shares, and options exercisable for 531,235 common shares.  All of the Shares were acquired using personal funds or as compensation from the Issuer resulting from the Reporting Person's services as a director and as Chief Executive Officer of the Issuer.

Item 4. Purpose of Transaction

All Shares were held prior to the date the Issuer became a Section 12 reporting Issuer.

Item 5. Interest in Securities of the Issuer:

(a) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:  9,664,837 shares

(ii) Shared power to vote or to direct the vote: 1,535

(iii) Sole power to dispose or direct the disposition:  9,664,837 shares

(iv) Shared power to dispose or direct the disposition: 1,535

(v) Aggregate amount of shares beneficially owned:  9,666,372

(vi) Percent of class represented in Item (v) above:  14.14%

(b) See Item 5.

(c) Not applicable.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None

Item 7. Material to Be Filed as Exhibits:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February  14, 2022

/s/ Oren Shuster
Oren Shuster